EXHIBIT 99.1

WILLIAM M. COBB & ASSOCIATES, INC.
Worldwide Petroleum Consultants

12770 Coit Road, Suite 907	(972) 385-0354
Dallas, Texas	Fax: (972) 788-5165
E-Mail: office@wmcobb.com

February 11, 2019

Ms. Christie Schultz

Contango Oil & Gas Company

717 Texas Avenue, Suite 2900

Houston, TX  77002

Dear Ms. Schultz:

In accordance with your request, William M. Cobb & Associates, Inc. (Cobb & Associates) has estimated the proved reserves and future income as of January 1, 2019, attributable to the interest of Contango Oil & Gas Company and its subsidiaries (Contango) in certain oil and gas properties located in state and federal waters of the Gulf of Mexico, and onshore in Mississippi and Texas. This report was completed on February 11, 2019.

Table 1 summarizes our estimate of the proved oil and gas reserves and their pre-federal income tax value undiscounted and discounted at ten percent.  Values shown are determined utilizing constant oil and gas prices and well operating expenses.  The discounted present worth of future income values shown in Table 1 are not intended to necessarily represent an estimate of fair market value. These estimates were prepared in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Certification Topic 932, Extraction Activities – Oil and Gas.

TABLE 1

CONTANGO - NET RESERVES AND VALUE

AS OF JANUARY 1, 2019

CONSTANT SEC OIL AND GAS PRICES

				Future Net Pre-Tax Income – M$
Reserve Category	Net Gas (MMCF)	Net NGL (MBBL)	Net Oil (MBBL)	Undiscounted	Discounted at 10%
Proved
Producing	41,654	1,820	2,110	220,506	147,119
Undeveloped	5,570	1,005	5,281	126,946	30,143
Total Proved	47,223	2,825	7,391	347,452	177,262

Ms. Christie Schultz

February 11, 2019

Total proved reserves as of January 1, 2019 are 108,519 MMCFE.  This amount is calculated using a six MCF per barrel ratio applied to condensate and NGL volumes.

Oil and NGL volumes are expressed in thousands of stock tank barrels (MBBL).  A stock tank barrel is equivalent to 42 United States gallons.  Gas volumes are expressed in millions of standard cubic feet (MMCF) as determined at 60o Fahrenheit and the legal pressure base for the specific location of the gas reserves.

Our report, which was prepared for Contango’s use in filing with the SEC and will be filed with Contango’s Form 10-K for fiscal year ended December 31, 2018 (the “Form 10-K”), covers 108,519 MMCFE, or 80.4 percent of the total company present value discounted at ten percent (PV10) presented in Contango’s Form 10-K.  We have used all assumptions, data, methods, and procedures considered necessary and appropriate to prepare this report.

DISCUSSION

Eugene Island 10

Eugene Island 10 is located in federal and state waters of the Gulf of Mexico, at a water depth of approximately 13 feet.  Production is primarily from a single CibOp sand, the JRM-1 sand, at a depth of approximately 15,000 feet.  The field was discovered in September, 2006 by the Contango Operators Dutch 1 well.  Contango has since drilled four more wells, the Dutch 2, 3, 4 and 5, on Federal acreage.  All five of the Dutch wells are currently active.

Contango’s Louisiana State leases in this field are referred to as the Mary Rose prospect.  Five Mary Rose wells have been drilled to date.  Four Mary Rose wells, numbers 1 through 4, have produced from the main CibOp sand.  The Mary Rose 4 well is depleted and has been abandoned.  The Mary Rose 3 is also depleted, with abandonment scheduled for mid-2020.

The Mary Rose 5 well produces from a separate, and much smaller, CibOp reservoir that is now depleted.  Abandonment of the Mary Rose 5 is scheduled for mid-2019.

All wells now produce to the Contango ‘H’ platform located in Eugene Island Block 11.  The Dutch 1, 2, and 3 wells previously produced to the Chevron EI-24 platform but were switched to the Contango ‘H’ platform in 2013.

Proved reserves for the Eugene Island 10 main CibOp sand are based on analysis of historical rate versus time decline curves and P/Z performance plots, supplemented by volumetric calculations of original-gas-in-place (OGIP) using all available well log and 3D seismic data.  The reservoir has been effectively drilled to the lowest structural datum and no significant aquifer has been found.  Performance to date indicates a depletion drive system.

All Dutch and Mary Rose wells now flow to compression on the ‘H’ platform, allowing for a decrease in producing flowing tubing pressures.  This two-stage compression lowers line pressure to approximately 200 psi.  There are no remaining capital or startup costs for compression on the ‘H’ platform.

Ms. Christie Schultz

February 11, 2019

Contango’s working interest ownership is approximately 55 percent in the Dutch wells and 53 percent in the Mary Rose 1 through 3 wells.  The Contango working interest in the Mary Rose 4 and 5 wells is approximately 35 and 38 percent, respectively.

Two wells on the State acreage originally produced from gas reservoirs separate from the main CibOp reservoir.  The Eloise 3 well produced and depleted a lower RobL sand and was recompleted to an isolated CibOp sand during the last quarter of 2011.  This stray CibOp producer, now called the Mary Rose 5, began producing in January 2012.  The Eloise 5 well has also produced and depleted a lower RobL sand and was recompleted to the main CibOp reservoir mid-year 2011.  The Eloise 5 was renamed the Dutch 5 well and began producing from the main CibOp reservoir in July 2011.

Vermilion 170

Contango drilled the OCS-G-33596 #1 in March of 2011 and successfully completed the well in the Big A sand at a depth of approximately 13,800 feet.  Production started in September 2011 upon installation of a production platform in 87 feet of water.  Current production rates are 3.0 MMCF per day with 20 barrels of condensate.  Cumulative production to date is approximately 23.9 BCF of gas and 462 MBBL of condensate.  Proved producing reserves are based on analysis of the gas rate versus time production history for the well.  The well was sold effective December 1, 2018. Contango retains an 8.724 percent overriding royalty interest.

Tuscaloosa Marine Shale Wells

Contango owns a working interest in three Tuscaloosa Marine Shale (TMS) wells drilled from 2012 to 2014, which are operated by Goodrich Petroleum.  The wells are located in Wilkinson and Amite Counties, Mississippi, and they produce from the Cretaceous aged TMS at a true vertical depth of approximately 12,000 feet.  The wells were drilled horizontally with variable lateral lengths that average approximately 6,000’.  The wells were hydraulically fracture stimulated to increase well deliverability.  Peak oil rates for the wells ranged from 225 to 875 BBL of oil per day, and averaged 585 BBL of oil per day.  The wells are on hydraulic pump with a current combined rate of approximately 35 BBL of oil per day.  Cumulative oil production to date is approximately 396 MBBL.  There are currently no gas sales for the TMS wells.

Pecos County Wolfcamp Wells

During 2017, Contango embarked on a drilling program for Wolfcamp Shale wells in Pecos County, Texas.  Twelve wells have been drilled and completed and are carried as proved developed producing (PDP) in this report.  The twelve wells have a combined producing rate of approximately 2,390 BOPD and 5,130 MCFPD.  Cumulative production to date is approximately 1,116 MBBL and 2,204 MMCF.

Reserves for the twelve wells are based on analysis of all available daily rate data from the wells.  Proved undeveloped (PUD) locations are assigned to each to lease such that there are six wells total per lease.  Reserves were assigned to the PUD locations using the average EUR from the proved developed producing (PDP) wells and a type curve developed from an analysis of the PDP wells and offsetting wells in the surrounding leases.

Ms. Christie Schultz

February 11, 2019

OIL AND GAS PRICING

Projections of proved reserves contained in this report utilize constant product prices of $3.10 per MMBTU of gas and $65.56 per barrel of oil.  These are the average first-of-month prices for the prior 12-month period for Henry Hub gas and West Texas Intermediate (WTI) oil.  Appropriate oil and gas pricing differentials, residue gas shrink, NGL yields, and NGL pricing as a fraction of WTI were calculated for each field, as shown below in Table 2.

TABLE 2

CONTANGO – PRODUCT PRICE DIFFERENTIALS

AND NGL YIELD BY FIELD

	Oil/Cond	Residue Gas	Residue Gas	NGL	NGL
	Differential	Differential	Fraction after	Yield	Fraction of
Field	($/BBL)	($/MMBTU)	Fuel & NGL	(B/MM)	WTI Price
Eugene Island 10 (DMR)	0.757	0.019	0.8633	30.883	0.497
Vermilion 170	2.164	-0.359	0.8936	17.406	0.553
Pecos County Wolfcamp	-3.658	-0.471	0.4658	84.042	0.388
TMS	1.523

OPERATING COSTS

Future operating costs for each of the Contango wells are held constant at current values for the life of the property.  These costs were calculated using 12-month lease operating expense (LOE) statements provided by Contango.  Following is a brief description of the gross operating cost projections for each of the Contango properties:

According to the data analyzed, the seven producing Eugene Island 10 wells, including the Dutch 1-5 and Mary Rose 1 and 2 wells, had an average monthly operating cost of $727,366, or $95,194 per producing well. These wells produce to the ‘H Platform’ and are subject to product transportation and processing fees. Transportation and processing fees of $0.001 per net produced MCF, $1.153 per net barrel of oil, and $2.080 per net barrel of NGL were scheduled.

For Vermilion 170, a fixed monthly operating cost of $150,206 was scheduled.  Transportation and processing fees of $0.078 per net MCF of produced gas, $2.790 per net barrel of oil, and $7.461 per net barrel of NGL were also scheduled.

A fixed monthly operating cost of $20,584 per well was scheduled for each Tuscaloosa Marine Shale well.

A per well monthly operating cost of $13,764 was scheduled for the Pecos County Wolfcamp wells.  Additionally, variable operating costs of $2.445 per barrel oil and $0.408 per MCF were scheduled. Transportation and processing costs of $0.743 per net produced MCF and $3.712 per net produced barrel of NGL were also scheduled.

Ms. Christie Schultz

February 11, 2019

CAPITAL COSTS

There are no future development projects scheduled for the Contango offshore properties.  However, abandonment costs, as provided by Contango, have been scheduled.  Platform abandonment costs are net of anticipated salvage value.  No salvage value for the individual wells has been considered.

The development costs for each Pecos County PUD location was scheduled at 9.5 million dollars.  This value was provided by Contango, and is consistent with our experience in the area.

PROFESSIONAL GUIDELINES

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years, from known reservoirs under expected economic and operating conditions.  Reserves are considered proved if economic productivity is supported by either actual production or conclusive formation tests.

Probable reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than proved reserves, but more certain to be recovered than possible reserves.  Possible reserves are those additional reserves which analysis of geoscience and engineering data suggest are less likely to be recoverable than probable reserves.

The reserve definitions used by Cobb & Associates are consistent with definitions set forth in the PRMS and approved by the Society of Petroleum Engineers and other professional organizations.

The reserves included in this report are estimates only and should not be construed as being exact quantities.  Governmental policies, uncertainties of supply and demand, the prices actually received for the reserves, and the costs incurred in recovering such reserves, may vary from the price and cost assumptions in this report.  Estimated reserves using price escalations may vary from values obtained using constant price scenarios.  In any case, estimates of reserves, resources, and revenues may increase or decrease as a result of future operations.

Cobb & Associates has not examined titles to the appraised properties nor has the actual degree of interest owned been independently confirmed.  The data used in this evaluation were obtained from Contango Oil & Gas Company and the non-confidential files of Cobb & Associates and were considered accurate.

We have not made a field examination of the Contango properties, therefore, operating ability and condition of the production equipment have not been considered.  Also, environmental liabilities, if any, caused by Contango or any other operator have not been considered, nor has the cost to restore the property to acceptable conditions, as may be required by regulation, been taken into account.

In evaluating available information concerning this appraisal, Cobb & Associates has excluded from its consideration all matters as to which legal or accounting interpretation, rather than engineering, may be controlling.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and conclusions necessarily represent only informed professional judgments.

Ms. Christie Schultz

February 11, 2019

William M. Cobb & Associates, Inc. is an independent consulting firm founded in 1983.  Its compensation is not contingent on the results obtained or reported.  Frank J. Marek, a Registered Texas Professional Engineer and President of William M. Cobb & Associates, Inc., is primarily responsible for overseeing the preparation of the reserve report.  His professional qualifications meet or exceed the qualifications of reserve estimators set forth in the “Standards Pertaining to Estimation and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers.  His qualifications include: Bachelor of Science degree in Petroleum Engineering from Texas A&M University 1977; member of the Society of Petroleum Engineers; member of the Society of Petroleum Evaluation Engineers; and 40 years of experience in estimating and evaluating reserve information and estimating and evaluating reserves.

Cobb & Associates appreciates the opportunity to be of service to you.  If you have any questions regarding this report, please do not hesitate to contact us.